May 30, 2008

Corgi International Limited Announces Cessation of Relationship with Eisner LLP

HONG KONG—(BUSINESS WIRE)—Corgi International Limited (Nasdaq GM:CRGI) today reported that it has ceased its relationship with Eisner LLP, its independent registered accounting firm, as of May 20, 2008. The Company will continue its relationship with its statutory auditors, Baker Tilly LLP, in Hong Kong and the United Kingdom. The Company is expecting to retain an independent registered accounting firm located near its United States corporate offices in Northern California within the next two weeks.

During the Company’s most recent fiscal year and through the date hereof, there were no disagreements with Eisner LLP on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Eisner LLP, would have caused Eisner LLP to make reference to the subject matter of the disagreements in connection with its report.

During the Company’s most recent fiscal year and through the date hereof, there were no “reportable events” as such term is described in Item 304(a)(1) of Regulation S-K.

The report of Eisner LLP on the Company’s financial statements for the year ending March 31, 2007 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles, except that Eisner LLP’s audit covering the March 31, 2007, consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations, working capital deficiency, accumulated deficit and limited financing sources raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

About Corgi International

Corgi International Limited is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Master Replicas, PopCo and H2go, the Company’s line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise.

The Company holds varying licenses for many of entertainment’s highest grossing franchises including Disney Classics, Harry Potter, James Bond, Star Trek, Nintendo, Halo and The Beatles, amongst others. Corgi International Limited also has partnerships with cutting edge technology innovators around the world.

The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA and in Watford and Leicester, UK.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may be forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the Company's annual report on Form 20-F for the fiscal year ended March 31, 2007. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.